January 22, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Springview Holdings Ltd
Registration Statement on Form F-1 (File No. 333-292807)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Springview Holdings Ltd, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Eastern Time, on January 23, 2026, or as soon thereafter as practicable.

Very truly yours,

Springview Holdings Ltd

By:	/s/ Zhuo Wang
Name:	Zhuo Wang
Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)